Via EDGAR and fax
April 15 2011
Mr. David R. Humphrey
Branch Chief
Securities and Exchange Commission
CF/AD 5
100 F Street, NE
Washington, D.C. 20549-3561
Re: Gannett Co., Inc.
Form 10-K for the fiscal year ended December 26, 2010
File No. 1-6961
Dear Mr. Humphrey,
This letter is in response to your letter dated April 7, 2011. The following are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff’s comments.
Form 10-K for the fiscal year ended December 26, 2010
Management’s Discussion and Analysis
Results from continuing operations and special charges and credits, page 30
1.	We note your presentation of adjusted earnings per share, and the subsequent discussion on this measure, at the beginning of your MD&A section. The presentation of a non-GAAP measure before the related GAAP measure gives undue prominence to the non-GAAP measure and is therefore prohibited. Please revise your disclosure to first present your discussion of the appropriate GAAP measure. Reference is made to Regulation S-K, Item 10(e).

Response: In consideration of the concerns expressed in the Staff’s comment and to further enhance the prominence of the GAAP measures, we will reposition the non-GAAP measures to an appropriately labeled and separate section which would follow the presentation and discussion of the GAAP measures that are featured in our filings. We will make such changes in future filings beginning with our first quarter 2011 Form 10-Q.
Basis of reporting
Critical accounting policies and the use of estimates, page 32
2.	It appears that you have included a general statement with regard to your critical accounting policies, along with a reference to the notes to your financial statements where you discuss your critical accounting policies. However, the purpose of the discussion of critical accounting policies within the MD&A section differs significantly from that within the notes to the financial statements. The MD&A discussion of such policies should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements, providing greater insight into the quality and variability of information regarding financial condition and operating performance. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should detail the uncertainties involved in applying a principle at a given time and include an explanation of how results may differ over time given changes in the estimates and judgments used. Please revise your critical accounting policies section accordingly.
Response: We will include expanded discussion of our critical accounting policies in future filings beginning with our first quarter 2011 Form 10-Q. The discussion will describe the estimates and assumptions that are considered material and most subjective, and will also include sensitivity analysis for potential changes in critical estimates and judgments.
3.	In this regard, we note your goodwill balance at year end comprised approximately 42% of your total assets. Please revise your disclosure to include a thorough and robust discussion of the sensitivity aspects of your analysis of goodwill, including the judgments and estimates used to determine whether any portion of this goodwill balance is impaired at any point in time. You may also include an analysis of your goodwill balance to show if any portion of the balance is at risk of impairment in the near future should any of your estimates change.
Response: We note the Staff’s comment and confirm that we will expand our goodwill critical accounting policy discussion in future filings beginning with our first quarter 2011 Form 10-Q. We will enhance our disclosure to include a sensitivity analysis responsive to the Staff’s comment.

Consolidated Summary — Continuing Operations, page 33
4.	We note you have presented several tables within this section where you adjust your GAAP measure for certain items to present an adjusted non-GAAP measure. However, your reason for these adjustments, and how the non-GAAP measures are meaningful to investors, is not clear from either your discussion herein or that on page 40. Please revise your disclosure to provide a more detailed explanation of the reasons why management believes the presentation of each non-GAAP measure provides useful information to investors regarding your financial condition and results of operations. Disclose the additional purposes, if any, for which management uses the non-GAAP measure as well. Please note this comment applies to all sub-sections throughout MD&A where a similar disclosure has been provided. Reference is made to Regulation S-K, Item 10(e).
Response: We respectfully submit that in the Executive Summary section of MD&A on Page 30, we provided discussion of reasons for presenting non-GAAP measures. However, in the spirit of providing enhanced disclosure, we will expand this discussion to also discuss how such non-GAAP measures are used by management for our individual business unit financial statement reporting and consolidation level reporting as a basis for measuring performance against our profit plans and estimates.
In addition to making this discussion more complete, we will reposition it so it will be closely and clearly tied with the specific non-GAAP measures being presented in MD&A.
5.	In this regard, we note you have provided very little in the way of discussion and analysis of your GAAP operating results. In addition, your discussions of GAAP and non-GAAP operating results are often highly commingled. In order to present a balanced disclosure, please provide enhanced discussion of your GAAP operating results, including the reasons for changes in results between periods, in a format and location which give prominence to the GAAP results over your non-GAAP disclosures.
Response: As noted in our response to Staff comment number 1 above, we will give greater prominence to GAAP measures and our discussion of reasons for changes in key GAAP measures/results between periods and we will make such discussion of changes more robust. Any associated non-GAAP disclosures will be presented in separate and appropriately labeled sections that follow the GAAP discussion. Further, all tables and amounts presented therein will be labeled as non-GAAP.
We will make such changes beginning with our first quarter Form 10-Q for 2011.
6.	On page 34, you present a table which you have labeled as consolidated summary — non-GAAP basis, where you show operating revenues, operating expenses, operating income, non-operating expense and diluted per share income from continuing operations. Although you have used the GAAP titles for these amounts, it appears that you are actually presenting non-GAAP adjusted amounts. Regulation S-K, Item 10(e) specifically prohibits using titles or descriptions for non-GAAP measures that are the same or confusingly similar to GAAP titles. Please revise your disclosure to remove this table or change the descriptions of the non-GAAP measures so they are easily distinguishable from the similar GAAP measures. For example, you might label operating revenues on a non-GAAP basis as “Adjusted operating revenues.”

Response: We confirm that if we continue use of this table organization or tables similar to it, we will make clear that the line item amounts are non-GAAP measures by changing descriptions of them (for example, to “Adjusted operating expenses — non-GAAP basis” or something similar).
We will make such changes beginning with our first quarter Form 10-Q for 2011.
Publishing
Publishing expense comparisons, page 37
7.	In the last sentence of the first paragraph of this section, you indicate that absent certain items, publishing expense changed by 9%. As this is a non-GAAP measure, it should be labeled as such. For instance, you may add qualifying language such as “on an adjusted basis” to clarify that this measure deviates from GAAP. Alternatively, we would encourage you to instead discuss in detail any items or events which impacted the comparability of operating results from one period to the next without calculating a non-GAAP measure. Please note that this comment applies to all instances where a similar non-GAAP measure has been calculated as described above.
Response: When statements such as these are made based on or referring to non-GAAP measures, they will be set apart from associated GAAP measure discussions. The non-GAAP measures which may be discussed will be identified as an “As adjusted — non-GAAP” measure or something similar. As noted in our response to Staff comment number 1 above, discussion of the associated GAAP measures and explanations of changes therein from period to period will precede any non-GAAP measure discussion.
We will make such changes beginning with our first quarter Form 10-Q for 2011.
Digital
Digital results 2009-2008, page 38
8.	Your disclosure refers to revenues on a pro forma basis. We understand that these pro forma revenues are prepared on the assumption that CareerBuilder and ShopLocal had been consolidated for all of fiscal 2008. Please confirm our understanding supplementally, or advise us how we are not correct. On an ongoing basis, please note that we will generally not object if you wish to provide a supplemental comparative discussion of actual operating results with pro forma operating results for a fiscal period. However, we would generally expect the pro forma operating results to be prepared on a basis consistent with the form and content requirements set forth in Rule 11-02(b) of Regulation S-X. We would also expect to see pro forma financial information provided in the filing.

Response: We confirm your understanding that in the discussion “Digital results 2009-2008” our reference to pro forma revenue is based on the assumption that CareerBuilder and ShopLocal had been consolidated for all of 2008. With respect to future filings, there would be no need or requirement for any pro forma discussion for these two businesses as the 2009-2008 comparisons would no longer be necessary. With respect to any future acquisitions where pro forma information would either be required or a useful disclosure, we will include it on a basis consistent with the form and content requirements of Rule 11-02(b) of Regulation S-X.
Consolidated operating expenses, page 40
9.	The table you present showing payroll, benefits and newsprint costs as a percentage of operating expenses, appears to be calculated on a non-GAAP basis, using adjusted total operating expenses. If our understanding is correct, please revise your disclosure to clearly label this analysis as non-GAAP and provide a reconciliation to the closest GAAP measure.
Response: The Staff’s understanding is correct, the percentages presented in this table are based on non-GAAP measures of operating expenses, which exclude certain special charges and credits. We will present this table using only GAAP measures and if a supplemental table is desired to present the percentage data based on non-GAAP measures, we will appropriately separate and label the table as non-GAAP based, and provide the required reconciliation between the GAAP and non-GAAP measures. We will make such changes beginning when these tables are next presented in our 2011 Form 10-Qs or Form 10-K.
Income (loss) from continuing operations attributable to Gannett Co., Inc., page 42
10.	At the end of this section, you present a table showing income and earnings per share which appears to be presented on a non-GAAP basis. As stated in the comment above, Regulation S-K, Item 10(e) specifically prohibits using titles or descriptions of non-GAAP measures that are the same or confusingly similar to GAAP titles. Please revise to remove this table or change the descriptions of the non-GAAP measures so they are easily distinguishable from the similar GAAP measures.
Response: This table will be revised to change the description of the non-GAAP measures so they are clearly distinguishable from similar GAAP measures.
We will make this change beginning with our first quarter Form 10-Q for 2011.
11.	In addition, please revise your disclosure to provide a reconciliation of your non-GAAP measure to the most comparable GAAP measure.
Response: A reconciliation will be provided between the GAAP and the associated non-GAAP measures presented in this table, beginning with our first quarter Form 10-Q for 2011.

Liquidity and Capital Resources

Long Term Debt, page 43
12.	Based on your disclosure on page 44, it appears the terms of your revolving credit and term loan agreements restrict your ability to issue long term debt above a certain amount. In this regard, you appear to show a pattern of raising new capital through the issuance of debt and using the proceeds to refinance existing debt. Based upon your related Form 8-K for September 30, 2010, it appears that the current terms of the revolving credit agreements allow for the issuance of up to $750 million in additional unsecured indebtedness guaranteed by the guarantors under the credit agreements so long as that indebtedness meets certain requirements. It also appears that you may exceed that $750 million limitation if the net cash proceeds are applied to permanently repay or prepay your term loan agreement, the revolving credit agreement or certain outstanding notes. Please clarify how the $500 million private placement completed in September 2010 impacts your remaining borrowing capacity. If you may now issue just $250 million in additional indebtedness (other than to permanently repay or prepay current borrowings), please revise your disclosure to discuss any such restrictions on your capacity to raise capital or issue new debt and how you expect this to impact your liquidity in future periods.
Response: The $500 million private placement completed in September 2010 counted against an existing debt basket set forth in Section 6.5(b)(i)(C) of our revolving credit agreements which did not require the proceeds of the borrowing to be used to repay outstanding debt (the “Unrestricted Debt Basket”). Therefore, we have $250 million of additional availability under this Unrestricted Debt Basket after giving effect to the private placement. Pursuant to the fifth amendment of our revolving credit agreements, which was described in our Form 8-K, dated September 30, 2010, a new debt basket for a minimum of $750 million was created which also does not require the proceeds of the borrowing to be used to repay outstanding debt (the “Additional Unrestricted Debt Basket”). The Company currently has the ability to borrow at least $1.0 billion of debt under the Unrestricted Debt Basket and the Additional Unrestricted Debt Basket. As noted in the above-referenced Form 8-K, the Additional Unrestricted Debt Basket is subject to increases within certain ranges depending upon the Company’s total leverage ratio.
We will clarify this disclosure beginning with our first quarter Form 10-Q for 2011.
Item 10. Directors, Executive Officers and Corporate Governance, page 84
13.	We note that only a list of directors was to be incorporated by reference from your proxy statement. In future filings, please ensure that all required information to be disclosed pursuant to Item 10 is appropriately incorporated by reference.
Response: We acknowledge the Staff’s comment and will make sure that all information required to be disclosed pursuant to Item 10 is appropriately incorporated by reference in future filings.

Exhibits 31-1 and 31-2
14.	We note that in paragraph 4(d) of the certifications required by Exchange Act Rule 13a-14(a) that in each certification the language “during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)” has been modified to “during the registrant’s fourth fiscal quarter.” We also note that in the introductory language of paragraph 5 in each certification that the language “(or persons performing the equivalent functions)” has been deleted. In future filings, the certifications should be revised to track the language exactly as set forth in Item 601(b)(31) of Regulation S-K.
Response: We confirm that we will revise future certifications (beginning with the first quarter Form 10-Q for 2011) required by Exchange Act Rule 13a-14(a) to track the language exactly as set forth in Item 601(b)(31) of Regulation S-K.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 18
15.	We note your disclosure in the first paragraph of the Base Salary section on page 22 and in the first paragraph of the Long-Term Equity Award Targets section on page 25 that you use comparative market data of Peer Group and Comparable Group companies to make compensation decisions related to your CEO’s compensation and to establish appropriate long-term incentive equity targets for each NEO. In future filings, please revise to discuss in greater detail how you use comparative market data and how that comparative market data affects your compensation decisions. Additionally, where you target elements of compensation to a range within the comparative market data, such as the median or average of Peer Group and Comparable Group companies as disclosed in the first paragraph of the Base Salary section on page 22, identify the element of compensation, the range and explain more specifically where your compensation fell within that range. Refer to Item 402(b)(2)(xiv) of Regulation S-K.
Response: We acknowledge the Staff’s comment and will include appropriately responsive disclosures in future filings as applicable.
16.	We note your disclosure in the second paragraph of the Executive Incentive Bonuses section on page 23 and in the first paragraph of the Long-Term Equity Award Targets section on page 25 that you have established bonus guideline amounts and long-term incentive equity target amounts. In future filings, in addition to disclosing the annual bonus and long-term incentive equity awards for each NEO, please revise to also disclose the guideline and target amounts for each NEO.
Response: We acknowledge the Staff’s comment and will include appropriately responsive disclosures in future filings as applicable.

* * * * *
We hope the Staff finds the above information responsive to its comment letter.
In connection with this response, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have further comments or questions concerning the above responses, please contact our Vice President/Controller George Gavagan at 703-854-6966.
Sincerely,

/s/ Gracia C. Martore
Gracia C. Martore President and Chief Operating Officer Gannett Co., Inc.
Gannett Co., Inc. • 7950 Jones Branch Drive • McLean, VA 22107